SHEARMAN & STERLING

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114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

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WASHINGTON, D.C.

November 28, 2002

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find (i) a press release dated October 17, 2002, announcing the *Comité des établissements de credit et des enterprises d'investissement (CECEI)* authorization for the AGF Group to cross the 10% threshold in the voting rights of Crédit Lyonnais; (ii) a press release dated November 7, 2002, announcing AGF's nine month results to September 30, 2002; and (iii) a press release dated November 15, 2002, announcing AGF's net asset value at September 30, 2002 and outlook for fiscal 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Lee D. Neumann

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

PADOCS01/110102.5

File No. 82-4517

PRESS RELEASE

Paris, Thursday 17th October 2002

CECEI authorises the AGF Group to cross the 10% threshold in the voting rights of Crédit Lyonnais

During its meeting of 16th October 2002, the *Comité des établissements de crédit et des entreprises d'investissement (CECEI)* authorised the AGF Group to cross the 10% threshold in the voting rights of Crédit Lyonnais.

This decision enables the AGF Group to manage with sufficient flexibility its interest in Crédit Lyonnais, currently close to 10%. Given the current shareholder base and existing partnerships, AGF Group has no intention to change materially its shareholding in Crédit Lyonnais.

When appropriate, the AGF Group will issue a notice and a disclosure of interest as required by the regulations of the *Commission des opérations de bourse* and the *Conseil des marchés financiers.*

AGF investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès	33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr

Paris, 7 November 2002

PRESS RELEASE

In the nine months to 30/09/02:

*AGF's premium income from insurance businesses rose 5.0% to 11.6 billion euros on a comparable basis**

All Group business generated 12.8 billion euros, up 4.0% on a comparable basis

Highlights

- **The Group's businesses continued to perform well, as they did in the first two quarters of the year, despite still-turbulent financial markets.**

- **Property and casualty insurance: up 11.6% on a comparable basis**
  - **Rate increases continued to be applied to all portfolios**
  - **Group's combined ratio stable compared with first half at 106.5%****

- **Life and health insurance: down 0.4% on a comparable basis**
  - **Individual life business, impacted by weak financial markets, contracted**
  - **Health and group life businesses continued to perform well**
  - **Surrender rate and total pay-outs*** down, and net inflows strongly positive**

* *Comparable basis: proforma (premium income for the nine months to 30/09/02 compared to the nine months to 30/09/01 in the 2002 scope of consolidation) and at constant exchange rates (premium income for the nine months to 30/09/02 calculated at 30/09/01 exchange rates).*

** *Combined ratio unaudited as of 30/09/02*

*** *Sum of redemptions of maturing policies, surrenders, annuities, and deaths.*

Consolidated premium income for the first nine months of 2002

in millions of euros	30.09.2002	30.09.2001	02/01 actual change in prem. income	Proforma change at constant FX
Life & health insurance	**5,107.5**	**5,223.8**	**-2.2%**	**- 0.4%**
France	3,742.0	3,796.4	-1.4%	- 1.4%
International	1,365.5	1,427.4	-4.3%	2.3%
Property & casualty insurance	**5,117.4**	**5,246.4**	**-2.5%**	**11.6%**
France	3,057.5	3,181.8	-3.9%	11.0%
International	2,059.9	2,064.6	-0.2%	12.6%
Assistance	**385.6**	**358.9**	**7.4%**	**10.2%**
Credit insurance	**981.0**	**844.3**	**16.2%**	**- 0.2%**
Consolidated premium income	**11,591.5**	**11,673.4**	**-0.7%**	**5.0%**
Other activities	**28.0**	**118.7**	**-76.4%**	**28.4%**
Banking	**1,208.4**	**1,224.5**	**-1.3%**	**- 5.2%**
Total activities	**12,827.9**	**13,016.6**	**-1.4%**	**4.0%**

Notes:

a. *Premium income from life and health, which includes all individual and group life, also includes all health premium income, i.e. all individual and group bodily injury.*
b. *As a result of the sale of AGF MAT on 31/12/01, proforma premium income for the nine months to 30/09/02 was reduced by 429.8 mn euros.*
c. *The impact of the change in accounting presentation of Euler & Hermes on the first nine months of 2001 was –14.5 mn euros.*
d. *Hermes was acquired in early 2002 and consolidated from 1 July 2002. As a result, proforma premium income for the nine months to 30/09/01 was increased by 150.3 mn euros.*
e. *Depreciation in South American currencies since 30/09/01 had an impact of –334.7 mn euros on consolidated premium income, compared with a constant exchange rate.*
f. *Revenue from other activities in the nine months to 30/09/01 included 97 mn euros in asset management revenues. Since the beginning of 2002, asset management revenues have been booked with the Group's banking activities.*

I. LIFE & HEALTH INSURANCE: premium income down slightly, by 0.4%

Consolidated premium income from life and health insurance (life, health, family and personal protection, both individual and group) totalled **5,107.5 mn euros, down 0.4%** from the first nine months of 2001, on a comparable basis.

Changes by region were as follows:

- France: -1.4% on a comparable basis,
- Europe outside France: +3.2% on a comparable basis,
- South America: -3.0% on a comparable basis,
- Other countries: +11.6% on a comparable basis.

Life and health insurance accounted for **44.1% of the AGF Group's premium income**, vs. 44.7% in the first nine months of 2001.

I.1 FRANCE: Premium income down 1.4%

Consolidated premium income totalled **3,742.0 mn euros, down 1.4%** compared with the nine months to 30/09/01.

The decline in financial markets caused the individual life insurance market to slow, holding back premium income in the networks. Specifically, in the third quarter, the volume of unit-linked contracts continued to fall, while euro-denominated contracts grew more slowly. Continued growth in group insurance and health insurance, meanwhile, offset these declines.

The breakdown of life and health insurance in France was as follows:

in millions of euros	30/09/02	30/09/01	Change
Individual life	2,210.4	2,416.4	-8.5%
Dedicated sales force	1,405.0	1,487.8	-5.6%
General agents	469.1	505.4	-7.2%
Brokerage	139.0	129.7	+7.2%
Partnerships	139.3	201.1	-30.7%
W Finance	56.9	89.5	-36.4%
Other	1.1	2.9	n.s.
Group life	711.2	599.2	+18.7%
Total Life	**2,921.6**	**3,015.6**	**-3.1%**
Individual health & bodily injury	380.4	357.4	+6.4%
Group health and bodily injury	440.0	423.4	+3.9%
Total Health & Bodily Injury	**820.4**	**780.8**	**+5.1%**
Total Life & Health	**3,742.0**	**3,796.4**	**-1.4%**

I.1.1 <u>Individual life</u>: total premium income in the nine months to 30/09/02 declined by 8.5%.

The first nine months of 2002 saw a steady decline in the surrender rate to 2% compared with 2.2% in the year-earlier period, reflecting customer loyalty and the strong ties that customers maintain with their local financial advisors. Total pay-outs, i.e. the sum of redemptions of maturing policies, surrenders, annuities, and death benefits, also declined by 3%, whereas the overall market (FFSA data) grew by 8% over the nine month period.

Dedicated sales force (64% of individual life)

Accelerating financial market declines in the third quarter had a negative impact on **premium income from the dedicated sales forces, which dipped by 5.6% to 1,405 mn euros** (-4.6% in H1 2002). Euro-denominated policies saw inflows grow by 6% (+7% in H1 2002), while contributions to unit-linked policies retreated by 47% (-50% in H1 2002). Personal and family protection policies continued to grow, thanks to the launch of new products at the end of 2001.

Total savings receipts (life insurance and investment products) **contracted a limited 5.8% to 1,930 mn euros, compared with a 5.6% decline in H1 2002.**

Brokerage (6% of individual life)

Good results in the entire Gaipare line continued to drive the life brokerage business. Premium income totalled 139 mn euros, up 7.2%.

General agents (21% of individual life)

Life premium income generated by the general agents amounted to 469.1 mn euros in the nine months to 30/09/02, **down 7.2%** from the year-earlier period. The slowdown came about because the sale of a limited-time subscription offer ended and because Q3 2001 reflected the success of "Triplus", making the base of comparison unfavourable this year. To boost business volume, a new marketing campaign, focused on the "Biplus" offering, is planned for the last part of 2002.

Life partnerships (Arcalis + CGP2) (6% of individual life)

Life partnership business posted a 30.7% decline in premium income to **139.3 mn euros** primarily because inflows declined in the top-of-the-range segment.

W Finance (3% of individual life)

Premium income at **W Finance** declined by 36.4% to **56.9 mn euros**. The behaviour of high net worth clients mirrored the wait-and-see attitude of the overall market, even though new products were launched.

I.1.2 <u>Group insurance</u>:

The life activities of AGF Collectives once again posted robust growth. In the nine months to 30/09/02, premium income rose by **18.7% to 711.2 mn euros**. The third quarter saw strong growth in the pensions market, both in single-premium products and in voluntary contributions, and in the personal and family protection segment.

Group health and bodily injury insurance also saw growth of **3.9% to 440 mn euros**, as successful new products generated more new business.

I.1.3 Individual health and bodily injury:

Consolidated premium income from **individual health and bodily injury** insurance amounted to **380.4 mn euros, up 6.4%** over the year-earlier period. **Individual health grew a robust 6.9% to 294.7 mn euros**, reflecting a sharp rise in new business.

Premium income from Assurances Fédérales' health and bodily injury operations continued to post very buoyant growth, increasing 55% to 18.2 mn euros, underpinned by the success of the GAV (personal accident) policy.

I.2 OUTSIDE FRANCE: Premium income up 2.3%

Outside France, **premium income from life and health insurance rose by 2.3%** on a comparable basis to **1,365.5 mn euros**.

I.2.1 Europe outside France: up 3.2% on a comparable basis at 1,088.5 mn euros

In **Belgium**, premium income from life and health insurance declined by **2.7%** and totalled **355.7 mn euros**. Inflows to capital accumulation products offset a decline in contributions to unit-linked policies, while group plans were driven by euro-denominated policies. Health insurance activities were stable.

In the **Dutch** subsidiaries, premium income from life and health insurance rose by **6.1% to 486.1 mn euros.** In the third quarter, health insurance activities continued to grow, with premiums increasing by 9% over the nine-month period, underpinned by significant rate increases. Life insurance activities also grew, with premiums up 4.6% in the nine months to 30/09/02.

In **Spain**, premium income from life and health insurance rose by **6.3% to 204.1 mn euros** (AGF share). Upbeat conditions in the traditional life insurance business were responsible for the rise.

I.2.2 South America: down 3.0% on a comparable basis at 203.4 mn euros

In the third quarter, South American currencies continued to depreciate sharply vs. the euro. Against this background, life and health insurance premiums in the region declined by 32.7% in euro terms.

In **Brazil**, premium income from life and health insurance advanced **by 12.2%** at constant exchange rates to **83.5 mn euros**, but declined by 25.9% in euro terms. Health insurance and unit-linked life insurance activities continued to expand, leading to the local-currency increase. A new group insurance product also gave a fillip to Q3 business.

In **Colombia**, premium income from life and health insurance **contracted by 16.5%** in constant-currency terms to **79.6 mn euros** and by 35.5% in euro terms, as unprofitable contracts were cancelled or not renewed.

In **Chile**, premium income from life and health insurance shrank by **22.5%** at constant exchange rates to **24.7 mn euros** and by 32.3% in euro terms, because the life annuity business contracted.

In **Venezuela**, health insurance premiums continued to grow, surging **36.4%** at constant exchange rates to **14.5 mn euros** owing to a new group contract and continued intensive marketing. In euro terms, however, premium income declined by 35.6%.

In **Argentina**, given the current economic conditions, premium income amounted to 1.1 mn euros in the nine months to 30/09/02 vs. 7.0 mn euros in the first nine months of 2001.

I.2.3 Other countries: up 10.4% on a comparable basis at 116.2 mn euros

This rise was driven in particular by growth in the business of AGF Outre-Mer (Overseas Departments and Territories).

II. PROPERTY AND CASUALTY INSURANCE: Continued rate increases; premium income up 11.6% on a comparable basis

Consolidated premium income from property and casualty insurance rose by 11.6% on a comparable basis **to 5,117.4 mn euros**, as rate increases were applied across the board to all portfolios. The rise in premium income extended the H1 trend, when premium income rose by 10.8%. As a result, the **Group's combined ratio stood at 106.5%**, almost unchanged from its H1 2002 mark of 106.6%. Combined ratios improved abroad (the combined ratio outside France was 101.3%), offsetting deterioration in the French combined ratio to 109.9%. In France, individual risks saw claim frequency decline less than initially expected and average costs increased, while large risks saw losses rise on claims related to previous years.

Non-life business generated nearly **44.2%** of the Group's premium income.

II.1 FRANCE: 11.0% rise on a comparable basis to 3,057.5 mn euros

Since 1 January 2002, AGF MAT's revenues have no longer been consolidated with AGF's French premium income. AGF MAT's premium income in the first nine months of 2001 totalled 429.8 mn euros.

Non-life business in France broke down as follows:

in millions of euros	**30/09/02**	**30/09/01**	**02/01 actual change in prem. income**	**Proforma change at constant FX**
General agents	1,631.7	1,531.8	6.5%	6.5%
Non-life brokerage	1,246.4	1,466.3	-15.0% *	20.3%
Non-life group insurance	138.6	133.6	3.7%	3.7%
Bancassurance (Ass. Fédérales)	39.9	36.0	10.8%	10.8%
New distribution channels (Calypso)	14.2	6.1	132.8%	46.4%
Other	-13.3	8.0	n.s.	n.s.
Total non-life insurance	**3,057.5**	**3,181.8**	**-3.9%**	**11.0%**

** reflects disposal of AGF MAT at end-2001.*

II.1.1 General agents: premium income up 6.5%

Premium income advanced by **6.5%,** in line with H1 trends, to **1,631.7 mn euros**. Growth derived from rate increases on policies already in the portfolio and from additional new business.

In **individual and professional** risks, auto insurance volumes continued their gradual growth, accompanied by rate increases averaging 5%. At the same time, rate increases in homeowners' insurance more than offset the slight erosion in the portfolio.

In **commercial risks**, premium income rose by around 18%, similar to the H1 rise. The portfolio grew substantially, and rate hikes were well received.

II.1.2 Non-life brokerage: premium income rose by 20.3%

Premium income rose by **20.3%** on a comparable basis to **1,246.4 mn euros**.

Growth in **large account** business accelerated to 32%, following rate increases and an increase in the number of space launches. Premium income from **SME and professional lines** rose by 13% vs. 28% in H1 owing to efforts to improve the quality of the portfolio. Premium income from AGF La Lilloise's **fleets and affinity groups** was relatively stable, while **individual** brokerage saw its top line advance by around 4.9% because significant rate rises more than offset business that exited the portfolio.

II.1.3 New distribution channels

Bancassurance:

Assurances Fédérales IARD posted a slight increase in the rate of growth of its premium income. Premium income rose by **10.8%** to **39.9 mn euros**. Both auto and homeowner's insurance posted double-digit growth in premium income.

Other partnerships:

Premium income from new distribution channels in the nine months to 30/09/02, composed primarily of the partnership with Les 3 Suisses (Calypso), totalled 14.2 mn euros, up 46.4% on a comparable basis, owing to favourable conditions in the auto insurance segment.

II.2 OUTSIDE FRANCE: up 12.6% on a comparable basis

Outside France, **non-life premium income rose by 12.6% on a comparable basis to 2,059.9 mn euros**, extending the performance of H1, when premium income advanced by 8.6%.

II.2.1 Europe outside France: up 14.3% on a comparable basis at 1,545.4 mn euros

In **Belgium**, non-life business **contracted by 5.8% to 244.3 mn euros**, because stringent measures were taken to improve the risk profile of the auto and corporate portfolios. Rate increases of 15% came into effect as of the beginning of June in auto insurance, causing the size of the portfolio to contract somewhat. The industrial risk business continued to expand.

In the **Netherlands**, non-life business continued to grow, with premium income rising by **22.3% to 721.4 mn euros**, thanks mostly to rate increases.

In **Spain,** non-life business rose by **15.8% to 555.6 mn euros** (AGF share), in line with the first half of the year, when they rose by 16.5%. Continued expansion in auto insurance underpinned growth.

II.2.2 South America: up 8.5% on a comparable basis at 376.5 mn euros (-34.3% in euro terms)

In **Brazil**, non-life premium income climbed by **10.1%** at constant exchange rates to **174 mn euros,** but declined by 27.3% in euro terms. The primary contributors to growth were Auto (+9%), Transport (+14% because new contracts were purchased), and Industrial Risks (+20%, supported by rate increases and new business).

In **Chile**, non-life premium income **contracted by 10.0%** at constant exchange rates to **41.0 mn euros,** while declining by 21.5% in euro terms. The portfolio was slimmed down and its risk profile improved, particularly in auto insurance, leading to the contraction.

In **Colombia**, non-life premium income advanced by **4.3%** at constant exchange rates to **92.1 mn euros,** falling 19.4% in euro terms. This was a significant improvement compared with the first half, when premium income declined by 7.2%. Auto insurance saw a step-up in growth to 6.7%, thanks to rate increases following a portfolio clean-up in 2001. Homeowner's insurance also saw robust growth, owing to new business and rate increases at the time of renewal.

In **Venezuela**, non-life premium income surged by **44.4%** at constant exchange rates to **44.7 mn euros,** but declined by 31.9% in euro terms. This performance represented **a significant improvement over H1,** when premium income edged **down by 1.4%.** It was due essentially to robust growth in auto insurance (46%), transport insurance and industrial risks.

In **Argentina**, non-life premium income totalled 24.7 mn euros in the nine months to 30/09/02, vs. 101.3 mn euros in the year-earlier period. **Policy lifetimes were kept between one and four months**.

II.2.3 Other countries: up 9.5% on a comparable basis at 162.1 mn euros

Rate increases in overseas departments and territories, specifically in industrial risks, and favourable conditions in non-life business in Lebanon were primarily responsible for the increase in premium income.

III ASSISTANCE : up 10.2% on a comparable basis

In the nine months to 30/09/02, the Mondial Assistance group maintained its significant rate of growth. Premium income rose to **385.6 mn euros** (AGF share), a **10.2%** increase on a comparable basis.

Income from the assistance and service businesses rose sharply, more than offsetting the very moderate growth in travel insurance. Travel insurance growth remained positive, even though the tourism industry is in a steep downturn.

Growth was most vigorous in European markets, particularly in France, the UK and Mediterranean rim countries, but was also robust in North America through World Access, present in the US and Canada. The percentage of premium income deriving from the Asia-Pacific region (Australia, Japan, Singapore, Thailand) grew significantly, vindicating the Group's business strategy in the region. Finally, AGF is expanding the use of international contracts, both in travel insurance and roadside assistance, as well as contracts with on-line vendors, boosting the growth of the Group's local entities.

IV CREDIT INSURANCE: Consolidation of Hermes in Q3 2002

The AGF Group's credit insurance arm, consisting in the subsidiaries Euler and Hermes, posted **premium income of 981 mn euros, up 16.2% because of the consolidation of Hermes.** On a comparable basis, premium income was down by 0.2%, representing an improvement over the first half of the year, during which it declined by 3.2%. It does not include factoring, consolidated in net banking income (75.9 mn euros).

The decline in business volume came about first and foremost because sluggish worldwide economic growth held back growth in the sales of this division's customers. Moreover, the euro has appreciated by 8% against the dollar since end-September 2001 and by 1.2% against the pound sterling, further hindering growth in premium income from credit insurance.

Separately, volume declines have been the logical consequence of a set of measures implemented throughout the AGF Group since the end of 2001 to beef up technical margins. This strategy consists in better risk selection during the underwriting process, increasing rates where possible and cancelling or restructuring chronic, loss-making policies and policies whose risk profile is too high.

in millions of euros	**30/09/02**	**30/09/01**	**02/01 actual change in prem. income**	**Proforma change at constant FX**
Euler-SFAC	265,2	261,2	1,5%	1,5%
Trade Indemnity + Euler Intern.	195,8	228,7	-14,4%	-12,9%
American Credit	115,1	134,9	-14,7%	-8,4%
Cobac	80,1	69,4	15,4%	15,4%
SIAC	157,8	150,1	5,1%	5,1%
Hermes	167,0	0,0	ns	10,8%
Total Credit Insurance	**981,0**	**844,3**	**16,2%**	**-0,2%**

V. BANKING AND ASSET MANAGEMENT: Down 5.2% on a comparable basis

Revenue from **asset management contracted by 8.5% on a comparable basis to 103.9 mn euros** (113.6 mn euros proforma in the nine months to 30/09/01). Asset management revenues in France totalled 89 mn euros, including 10.7 mn euros from alternative management. Third-party assets under management remained relatively stable because inflows were substantially positive.

Revenue from **banking** in and outside France totalled **1,093.7 mn euros,** down 5.5% on a comparable basis (1,158.0 mn euros proforma in the nine months to 30/09/01). **As in the first half of the year, the decline in interest rates** continues to depress financing commissions in the factoring business and on Entenial's products. Outstandings on Entenial's products mostly comprise floating-rate loans. Together with this decline in interest income, however, came an increase in net banking income. In the nine months to 30/09/02, **Banque AGF's gross interest income was up 7.3% at 192.7 mn euros**.

Revenues from the Group's other financial activities, including AGF Private Equity, totalled 10.6 mn euros, up more than 33% (7.9 mn euros proforma in the nine months to 30/09/01).

Breakdown of premium income from insurance by activity

	30/09/02	30/09/01
Life and health	44.1%	44.7%
Non-life	44.1%	44.9%
Credit insurance	8.5%	7.2%
Assistance	3.3%	3.1%
Total	100.0%	100.0%

AGF investor contacts:

Jean-Michel Mangeot 33 1 44 86 21 25 jean-michel.mangeot@agf.fr
Marc de Pontevès 33 1 44 86 20 99 marc.de_ponteves@agf.fr
Vincent Foucart 33 1 44 86 29 28 vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 1 44 86 78 97 augusbe@agf.fr
Agnès Miclo 33 1 44 86 31 62 micloa@agf.fr
Séverine David 33 1 44 86 38 09 davidse@agf.fr

Breakdown of AGF Group premium income by country

in millions of euros	30/09.02	30/09/01	Actual change in prem. income	Proforma, const.-curr. change
France	**6,799.3**	**6,978.2**	**-2.6%**	**3.8%**
Life + health	*3,742.0*	*3,796.4*	*-1.4%*	*-1.4%*
Non-Vie	*3,057.5*	*3,181.8*	*-3.9%*	*11.0%*
Belgium	**600.0**	**624.8**	**-4.0%**	**-4.0%**
Life + health	*355.7*	*365.5*	*-2.7%*	*-2.7%*
Non-Vie	*244.3*	*259.3*	*-5.8%*	*-5.8%*
Netherlands	**1,207.5**	**1,048.1**	**15.2%**	**15.2%**
Life + health	*486.1*	*458.2*	*6.1%*	*6.1%*
Non-Vie	*721.4*	*589.9*	*22.3%*	*22.3%*
Spain	**759.7**	**671.6**	**13.1%**	**13.1%**
Life + health	*204.1*	*192.0*	*6.3%*	*6.3%*
Non-Vie	*555.6*	*479.6*	*15.8%*	*15.8%*
Rest of Europe	**66.7**	**62.8**	**6.2%**	**5.7%**
Life + health	*42.6*	*39.2*	*8.7%*	*8.4%*
Non-Vie	*24.1*	*23.6*	*2.1%*	*1.3%*
Total Europe outside France	**2,633.9**	**2,407.3**	**9.4%**	**9.4%**
Life + health	*1,088.5*	*1,054.9*	*3.2%*	*3.2%*
Non-life	*1,545.4*	*1,352.4*	*14.3%*	*14.3%*
Brazil	**257.5**	**352.1**	**-26.9%**	**10.8%**
Life + health	*83.5*	*112.7*	*-25.9%*	*12.2%*
Non-life	*174.0*	*239.4*	*-27.3%*	*10.1%*
Colombia	**171.7**	**237.7**	**-27.8%**	**-6.5%**
Life + health	*79.6*	*123.4*	*-35.5%*	*-16.5%*
Non-life	*92.1*	*114.3*	*-19.4%*	*4.3%*
Chile	**65.7**	**88.7**	**-25.9%**	**-15.1%**
Life + health	*24.7*	*36.5*	*-32.3%*	*-22.5%*
Non-life	*41.0*	*52.2*	*-21.5%*	*-10.0%*
Argentina	**25.8**	**108.3**	**-76.2%**	**-6.2%**
Life + health	*1.1*	*7.0*	*-84.3%*	*-37.1%*
Non-life	*24.7*	*101.3*	*-75.6%*	*-4.0%*
Venezuela	**59.2**	**88.1**	**-32.8%**	**42.3%**
Life + health	*14.5*	*22.5*	*-35.6%*	*36.4%*
Non-life	*44.7*	*65.6*	*-31.9%*	*44.4%*
Total South America	**579.9**	**874.9**	**-33.7%**	**4.5%**
Life + health	*203.4*	*302.1*	*-32.7%*	*-3.0%*
Non-life	*376.5*	*572.8*	*-34.3%*	*8.5%*
Other countries	**211.6**	**209.8**	**0.9%**	**12.2%**
Life + health	*73.6*	*70.4*	*4.5%*	*11.6%*
Non-life	*138.0*	*139.4*	*-1.0%*	*12.5%*
Total outside France	**3,425.4**	**3,492.0**	**-1.9%**	**8.3%**
Life + health	*1,365.5*	*1,427.4*	*-4.3%*	*2.3%*
Non-life	*2,059.9*	*2,064.6*	*-0.2%*	*12.6%*
Total premium income	**10,224.9**	**10,470.2**	**-2.3%**	**5.4%**
Life + health	*5,107.5*	*5,223.8*	*-2.2%*	*-0.4%*
Non-life	*5,117.4*	*5,246.4*	*-2.5%*	*11.6%*
Assistance	**385.6**	**358.9**	**7.4%**	**10.2%**
Credit insurance	**981.0**	**844.3**	**16.2%**	**-0.2%**
Consolidated premium income	**11,591.5**	**11,673.4**	**-0.7%**	**5.0%**
Other activities	28.0	118.7	**-76.4%**	**28.4%**
Banking	1,208.4	1,224.5	**-1.3%**	**-5.2%**
Total	**12,827.9**	**13,016.6**	**-1.4%**	**4.0%**

Proforma changes at 30/09/2002 and 30/09/2001

* Life and health insurance:

In millions of euros	**Premiums in 9 mos. to 30/09/02**	**Premiums in 9 mos. to 30/09/01**
Exits:		
- Ogar (Africa)		- 2.9

* Non-life insurance:

In millions of euros	**Premiums in 9 mos. to 30/09/02**	**Premiums in 9 mos. to 30/09/01**
Change in method - Calypso		+ 3.3
Change in method - Qualis		+ 0.3
Exits:		
- Disposal of AGF MAT at 31/12/01		- 429.8
- Ogar (Africa)		- 14.9

* Credit insurance:

In millions of euros	**Premiums in 9 mos. to 30/09/02**	**Premiums in 9 mos. to 30/09/01**
Entries:		
- Consolidation of Hermes as of 01/07/02	+ 166.8	+ 150.3

* Total:

In millions of euros	**Premiums in 9 mos. to 30/09/02**	**Premiums in 9 mos. to 30/09/01**
Change in method		+3.6
Entries:	+166.8	+150.3
Exits:		-447.6
Impact on premium income	+166.8	-293.7

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's business and markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (i.e. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and / or global basis.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.

PRESS RELEASE

Paris, 15 November 2002

Net asset value at 30 September 2002 and outlook for fiscal 2002

On 15 November 2002, AGF's Board of Directors was informed of the Group's net asset value as of 30 September 2002*, which stood at approximately 31 euros per share, down 16% from 30 June 2002, whereas equity markets declined by nearly 30% over the same period. AGF's policy of asset diversification has enabled the group to contain the decline in the value of its investment portfolios and of its gross unrealised capital gains, which stood at 1.44 billion euros at 30 September 2002 (shareholders' portion)*.

Given the situation in the financial markets since 1 July 2002, which is likely to require the AGF Group to book large impairment provisions at 31/12/02, in addition to the provisions already booked in H1 accounts, and despite a significant improvement in the profitability of property and casualty operations in 2002, albeit less than projected, AGF is remaining cautious about net profit for the 2002 fiscal year.

AGF remains committed to its efforts to improve operating results in 2002 and 2003. Fortified premium rates, customer loyalty, improved portfolio monitoring in France and Belgium and continued cost-cutting are the AGF Group's strengths that will help pave the way to continued improvement in operating profitability in 2003.

*unaudited accounts at 30.09.02; valuation principles unchanged since 30.06.02

AGF investor contacts:		**AGF press contacts:**	
Jean-Michel Mangeot	33 1 44 86 21 25 jean-michel.mangeot@agf.fr	Bérangère Auguste-Dormeuil	33 1 44 86 78 97 augusbe@agf.fr
Marc de Pontevès	33 1 44 86 20 99 marc.de_ponteves@agf.fr	Agnès Miclo	33 1 44 86 31 62 micloa@agf.fr
Vincent Foucart	33 1 44 86 29 28 vincent.foucart@agf.fr	Séverine David	33 1 44 86 67 45 davidse@agf.fr

For additional financial, strategic and institutional information on AGF Group, visit our web site at http://www.agf.fr

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's business and markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (i.e. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and / or global basis.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.